

Mail Stop 4631

April 5, 2010

via U.S. mail and facsimile

Dan L. Batrack, CEO
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

       RE: Tetra Tech, Inc.
               Form 10-K for the Fiscal Year Ended September 27, 2009
               Filed November 16, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed January 11, 2010
               Form 10-Q for the Fiscal Quarter Ended December 27, 2009
               File No. 0-19655

Dear Mr. Batrack:

       We have reviewed your response letter dated March 29, 2010, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

4. Mergers and Acquisitions, page 79

1. We note your response to comment 5 in our letter dated March 16, 2010. Please note that disclosures required by US GAAP are to be included in your audited footnote disclosures. Inclusion elsewhere in the Form 10-K does not satisfy your audited footnote disclosure requirements.

2. We note that you have not provided all of the disclosures required by SFAS 141 for your acquisition of Wardrop in fiscal year 2009, as you determined the acquisition is immaterial. It is unclear to us how you arrived at this conclusion given that Wardrop's purchase price of $91.2 million is 8.6% of total assets as of September 28, 2008. Further, we note your disclosure that your acquisition of ARD in fiscal year 2008 was material with a purchase price of $41.5 million, which is less than half of Wardrop's purchase price. As such, we continue to request that you provide all of the disclosures required by SFAS 141 for Wardrop in full in your next periodic report. Please also provide us with Wardrop's total assets as of the acquisition date and revenues and pre-tax income (loss) for the fiscal year and interim period, as necessary, prior to the acquisition date.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dorine Miller at (202) 551-3711, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief